TW 3/4/15

15046365

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
FEB 27 2015
Washington DC
404

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 17264

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: crown capital securities, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

725 Town and Country Road, STE 530
(No. and Street)

Orange, (City) California (State) 92868 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Darol K. Paulsen 714 547-9481
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bates Coughtry Reiss LLP
(Name – *if individual, state last, first, middle name*)

2601 Saturn Street, STE 210 (Address) Brea, (City) California (State) 92821-6702 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Darol K. Paulsen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Crown Capital Securities, L.P., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

C.E.O.

Title

Notary Public (see Attached)

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- N/A ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- Exempt ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- Exempt ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- Exempt ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

Signature of Document Signer No. 1 *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Orange

MELINDA JIANNINO
Commission # 1962422
Notary Public - California
Orange County
My Comm. Expires Dec 2, 2015

Seal
Place Notary Seal Above

Subscribed and sworn to (or affirmed) before me on this 23rd day of February, 2015, by
Date *Month* *Year*

(1) Darol K. Paulsen

(and (2)__________),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(~~s~~) who appeared before me.

Signature Melinda Jiannino
Signature of Notary Public

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: __________ **Document Date:** __________

Number of Pages: _____ **Signer(s) Other Than Named Above:** __________

CROWN CAPITAL SECURITIES, L.P.

(SEC FILE No. 8-17264)

ANNUAL REPORTS

DECEMBER 31, 2014

CROWN CAPITAL SECURITIES, L.P.

TABLE OF CONTENTS

	Page
AUDIT: REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
FINANCIAL STATEMENTS:	
Statement of Financial Condition	2
Statement of Income	3
Statement of Changes in Partners' Capital	4
Statement of Cash Flows	5
NOTES TO FINANCIAL STATEMENTS	6 - 9
SUPPLEMENTARY SCHEDULES:	
Schedule I - Computation of Net Capital Pursuant to Rule 15c3-1	10
Schedule II - Exemption From Reserve Requirements Pursuant to Rule 15c3-3	10
Schedule III - Information Relating to the Possession or Control Requirements Under Rule 15c3-3	10
Schedule IV - Reconciliation Pursuant to Rule 17a5(d)(4)	10
Schedule V - Reconciliation of the Computation of Net Capital Under Rule 15c3-1	11
OTHER REPORTS:	
Review: Report of Independent Registered Public Accounting Firm	12
Management's Exemption Report - Pursuant to Paragraph (d)(4) of SEC Rule 17a-5	13
Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment and Reconciliation	14 - 15
Securities Investor Protection Corporation Form SIPC-7	16 - 17

C E R T I F I E D · P U B L I C · A C C O U N T A N T S

Bates
Coughtry
Reiss
LLP

Serving Growing
Companies Since 1967

David L. Bates
Wayne R. Coughtry
(1936 - 1997)
Stephen P. Janowicz*
Kenneth J. Liekhus*
Jeffrey P. Reiss

Brian D. Bates
Steve Bertolucci
Robyn R. Bjorklund
Kathy Evans
Lori Henderson
Debra L. Howe
Shawn B. LaBurn
Louis H. Lopez
Judith A. Pappe
(1946 - 2005)

*Professional Corporation

Report of Independent Registered Public Accounting Firm

To the Partners and Management
of Crown Capital Securities, L.P.

We have audited the accompanying statement of financial condition of Crown Capital Securities, L.P. (a Delaware Limited Partnership) as of December 31, 2014 and the related statements of income, changes in partners' capital, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplementary information. Crown Capital Securities', L.P. management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Partnership is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Parntership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Crown Capital Securities, L.P. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information contained in Schedules I, II, III, IV and V has been subjected to audit procedures performed in conjunction with the audit of Crown Capital Securities, L.P.'s financial statements. The supplemental information is the responsibility of Crown Capital Securities', L.P. management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Bates Coughtry Reiss LLP

Brea, California
February 24, 2015

2601 Saturn Street, Suite 210 • Brea, California 92821-6702 • Telephones 714-871-2422 • 800-214-2727 • FAX 714-871-2676

CROWN CAPITAL SECURITIES, L.P.
STATEMENT OF FINANCIAL CONDITION
December 31, 2014

ASSETS

CURRENT ASSETS:		
Cash & cash equivalents	$	4,762,569
Commissions receivable		2,834,280
Prepaid insurance		130,378
Total current assets		7,727,227
OTHER ASSETS:		
Commission advance		67,415
Deposit - Pershing, LLC		50,000
Deposit - National Financial Services, LLC		25,000
Deposits - Other		8,010
Investments		226
Total assets	$	7,877,878

LIABILITIES AND PARTNERS' CAPITAL

CURRENT LIABILITIES:		
Commissions payable	$	3,408,109
Conference deposits		112,556
Accrued expenses		168,286
Total current liabilities		3,688,951
OTHER LIABILITIES		
Contingency reserve		634,918
Total liabilities		4,323,869
COMMITMENTS		-
PARTNERS' CAPITAL		3,554,009
Total liabilities and partners' capital	$	7,877,878

The accompanying notes are an intergal part of the financial statements.

CROWN CAPITAL SECURITIES, L.P.
STATEMENT OF INCOME
As of December 31, 2014

REVENUE:	
TSA and Variable annuities	$ 14,130,800
Mutual funds & 12B-1	7,389,298
RIA and asset management	10,984,270
Limited partnerships	9,058,343
Securities	2,106,941
Pershing and NFS	522,453
Marketing fees	153,565
Reimbursements - insurance	1,081,458
Reimbursements - net exchange	66,047
Representative statement services	107,475
Other Income	409,045
Interest income	149
Total revenue	46,009,844
EXPENSES:	
Automobile expenses	18,025
Advertising, printing & postage	108,963
Bank charges	6,117
Commission expense	38,536,908
Contract service fees - personnel	2,222,953
Contract service fees - facilities & equipment	339,562
Computer services	187,070
Computer image processing	26,838
Dues and subscriptions	330,029
Insurance -various	854,409
Interest	13,832
Office supplies and expenses	62,256
Professional fees	297,666
Recruitment	16,661
Tax, license and permits	487,308
Travel, meals and entertainment	140,959
Settlements & contingencies	483,468
Total expenses	44,133,024
NET INCOME	$ 1,876,820

The accompanying notes are an integral part of the financial statements.

CROWN CAPITAL SECURITIES, L.P.
STATEMENT OF CHANGES IN PARTNERS' CAPITAL
As of December 31, 2014

	General Partner	Limited Partners	Total
Beginning Partners' Capital	$ 2,265,782	$ 1,099,407	$ 3,365,189
Net Income	1,263,663	613,157	1,876,820
Distributions to Partners	(1,136,530)	(551,470)	(1,688,000)
Ending Balance at December 31, 2014	$ 2,392,914	$ 1,161,095	$ 3,554,009

The accompanying notes are an integral part of the financial statements.

CROWN CAPITAL SECURITIES, L.P.
STATEMENT OF CASH FLOWS
for the Year Ended December 31, 2014
Increase (Decrease) in Cash and Cash Equivalents

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income		$ 1,876,820
Adjustments to reconcile net income to net cash provided by operating activities:		
Contingency reserve provision	$ 98,882	
Changes in operating assets and liabilities:		
Increase in commissions receivable	(160,004)	
Increase in prepaid expenses	(7,343)	
Increase in other receivable	(57,415)	
Decrease in deposits	2,690	
Increase in commissions payable	543,780	
Decrease in conference deposits	(96,970)	
Increase in accrued tax provision	(1,525)	
Decrease in accrued expenses	(32,376)	
Total adjustments		289,719
Net cash provided by operating activities		2,166,539
CASH FLOWS FROM INVESTING ACTIVITIES:		
None		-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Cash distributions to partners	(1,688,000)	
Net cash used for financing activities		(1,688,000)
Net Increase in Cash and Cash Equivalents		478,539
Cash and Cash Equivalents at Beginning of Year		4,284,030
Cash and Cash Equivalents at End of Year		$ 4,762,569

The accompanying notes are an integral part to the financial statements.

CROWN CAPITAL SECURITIES, L.P.
NOTES TO FINANCIAL STATEMENTS
December 31, 2014

NOTE 1 – NATURE OF OPERATIONS and SIGNIFICANT ACCOUNTING POLICIES

A. Crown Capital Securities, L.P., (the "Partnership") was formed on January 4, 1999 in the State of Delaware. Effective June 1, 1999, the Partnership purchased the broker-dealer license from Eric Equities, Inc. The Partnership is a registered Broker-Dealer licensed by the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Partnership operates as an introducing (non-carrying) broker-dealer that clears customers' securities transactions with clearing broker-dealers Pershing, LLC or National Financial Services, LLC on a fully disclosed basis. The clearing broker-dealers carry the customers' accounts and maintain records pertaining thereto. The Partnership also maintains business relations with various Mutual Funds and Insurance Companies. The Partnership also provides advisory fee services and hosts seminars and conferences. As of December 31, 2014 the Partnership is registered in fifty states and in Washington, D.C. and has independent registered representatives throughout the United States.

B. The Partnership has entered into an expense reimbursement service agreement with Consolidated Brokerage Services, Inc. (a California corporation), where Consolidated Brokerage Services, Inc. provides professional and administrative personnel and various office services for the Partnership. In addition to the expense reimbursements, the Partnership pays a monthly processing fee to Consolidated Brokerage Services, Inc., as indicated in Note 6.

C. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

D. All transactions are recorded using the accrual method of accounting.

E. Management has reviewed the December 31, 2014 commission receivable balance of $2,834,280. All significant receivables have been collected within 45 days following the close of the year. As such, no allowance for bad debts has been included in the financial statements. Approximately $210,375 of the commissions receivable as of December 31, 2014 were held in various brokerage escrow accounts with Pershing, LLC and NFS, LLC which serve as the Partnership's clearing broker-dealers for securities and which maintain custodial accounts of the Partnership's customers.

F. Commissions are reflected as income when earned on a trade-date basis and commissions due to broker-dealer sales representatives are recorded as an expense on that same basis.

G. Advertising costs are expensed as incurred. Advertising expense for the year ended December 31, 2014 is $37,274.

H. The Statement of Cash Flows is prepared on the cash and cash equivalent basis using the indirect method. For purposes of the Statement of Cash Flows, the Partnership considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

I. The Partnership's financial instruments are cash and cash equivalents, commissions receivable, and commissions payable which approximate their estimated fair values based on their short-term nature.

J. The Partnership's investment's recorded value of $226 has been reported at cost basis which approximates its estimated fair value as of December 31, 2014.

NOTE 1 – NATURE OF OPERATIONS and SIGNIFICANT ACCOUNTING POLICIES (continued)

K. The Partnership implements FASB ASC 740, Income Taxes (formerly referenced as SFAS Financial Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109), which changes the framework for accounting for uncertainty in income taxes. Management has considered its tax positions and believes that the positions taken by the Partnership are more-likely-than-not to be sustained upon examination.

Prior years filed income tax returns of the Partnership remain subject to examination by the U.S. federal tax authorities for a period of three years from the date filed, and for state authorities the examination period is generally four years from the date filed. The Partnership is no longer within the statute of limitations for examination by the U.S. federal tax authorities for the years before 2010 or for state examination for the years before 2009.

All material tax effects of the Partnership's income or loss are passed through to the partners individually. As such, the Partnership does not record in the financial statements a provision for general taxes or deferred income taxes.

L. The Partnership's management has evaluated subsequent events through February 24, 2014, the date that the financial statements were available to be issued.

NOTE 2 – CASH AND CASH EQUIVALENTS

As of December 31, 2014 cash and cash equivalents consist of:

Cash in Union Bank of California	$ 4,762,569
Certificates of Deposit: None	-
Total	$ 4,762,569

NOTE 3 – CONFERENCE DEPOSITS

The conference deposits of $112,556 at December 31, 2014 are for attendance fees received for participation in Crown Capital Securities, L.P.'s Seminars and Marketing Programs that are scheduled to be held during year 2015.

NOTE 4 – REPURCHASE AGREEMENTS

The Partnership acts as an agent in selling tax-sheltered annuities for certain insurance companies. In the event of a cancellation of any tax-sheltered annuity contracts by the purchaser, the Partnership may incur a liability for return of unearned commissions. Based on the number of prior cancellations experienced, management believes potential amounts are insignificant and will not have a materially adverse effect to the Partnership's operations or financial position.

NOTE 5 – OPERATING LEASES

The Partnership leases office space in Orange, California through May 31, 2020. The terms of the office lease provide for rent abatement for the months of June 2015 and June 2016. The Partnership also leases some office equipment through September 2015. The future rental payments required under the non-cancelable lease terms are as follows for the years ending December 31: 2015 - $207,260; 2016 - $214,103; 2017 - $241,851; 2018 - $250,449; 2019 $259,622 and 2020 - $107,760.

NOTE 6 – RELATED PARTY TRANSACTIONS

Various administrative and office services for the Partnership are performed by Consolidated Brokerage Services, Inc. (CBS) pursuant to a service agreement that requires the monthly reimbursement of operating expenses and a monthly processing fee of $2,500 to be paid by the Partnership. The individual that is the 100 percent owner of Consolidated Brokerage Services, Inc. also has an ownership interest in Delta Capital Holdings, LLC and Delta Broker Holding, LLC, which are the general and limited partners (respectively) of Crown Capital Securities, L.P. During the year ended December 31, 2014, the Partnership paid $3,442,922 to Consolidated Brokerage Services, Inc. for the reimbursement of the various general and administrative expenses, and processing fees pursuant to the service agreement.

The Partnership records the service agreement payments by expense categories consisting of: personnel, facilities and equipment, and various other general and administrative expense categories.

The Partnership also has an affiliation agreement with Crown Capital Insurance Agency, L.L.C. (CCIA), where CCIA agrees to provide the Partnership with the exclusive use of the licenses that the Partnership reasonably requires to operate its business as a full-service broker/dealer and investment advisor. In consideration for CCIA providing the use of the licenses, the Partnership shall advance funds to or reimburse CCIA for any and all expenses CCIA incurs with obtaining or maintaining the licenses, or otherwise in connection with the licenses.

During the year ended December 31, 2014, the Partnership paid CCIA $9,000 as reimbursement for expenses.

NOTE 7 – STATEMENT OF CASH FLOWS

A. Supplemental disclosure of Cash Flow information:

Cash paid during the year for:

Interest Expense	$ 13,832
Income Taxes	-

Supplemental schedule of noncash investing and financing activities: none.

NOTE 8 – CONCENTRATIONS OF CREDIT RISK

Financial instruments, which potentially expose the Company to concentrations of credit risk, consist primarily of:

A. Commissions Receivable

Most of the Partnership's business activity of selling various types of registered securities and investments on a commission basis with regulated investment companies located nationwide.

NOTE 8 – CONCENTRATIONS OF CREDIT RISK (continued)

B. Cash Accounts

The Partnership maintains its general non-interest earning cash account in Union Bank of California and periodically purchases various short term certificates of deposit from other banks through UnionBanc Investment Services, LLC. Insurance provisions of the Federal Deposit Insurance Corporation ("FDIC") is $250,000 per account ownership category. As of December 31, 2014 the Partnership's general checking account, before outstanding items, had $4,570,272 of in excess of the FDIC insurance limit.

NOTE 9 – NET CAPITAL REQUIREMENTS

The Partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to allowable net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2014, the Partnership had net allowable capital of $3,061,445, which was $2,773,187 in excess of its required net capital of $288,258. The required net capital is computed at .0666667% of the $4,323,869 liabilities indicated on the December 31, 2014 Statement of Financial Condition. The Partnership's liabilities to net capital ratio was 1.4124 to 1.

NOTE 10 – COMMITMENTS AND CONTINGENCIES

As of December 31, 2014 the Partnership is named as a defendant in nine claims subject to arbitration and in a civil action. Such matters arise in the course of business and it is common in the broker-dealer industry. The amount sought for compensatory damages, in the aggregate of the minimum range, approximates $5,247,614 but does not included potential amounts for punitive damages, legal fees and other costs. In a separate multi-defendant civil case a court has granted a motion filed by the Partnership to compel arbitration but to date no such arbitration claim has been filed.

The Partnership's management believes it has meritorious defenses and will be vigorously defending itself against the claims with their legal counsel proceeding accordingly. The Partnership maintains liability insurance, and in the event of any excess settlement balance, management expects to be covered by their Errors and Omissions ("E&O') insurance provider. Since the outcome of the pending claims remains unknown, and because the amount of any actual loss remains uncertain, a *loss contingency* has not been accrued in the financial statements.

However, the Partnership has established a *contingency reserve* of $634,918, which consists of $349,858 (6.667% of the aggregate minimum compensatory claims for damages) and an additional $285,060 reserve for legal fees. The effect of the *contingency reserve* increased the Partnership's aggregate indebtedness for determining a lesser amount of allowable net capital.

As of December 31, 2014 the Partnership, as a plaintiff, has involved in litigation against one of their former insurance providers. The Partnership is seeking monetary restitution of approximately $748,000 for denied insurance coverage for settlements previously paid in a prior year and for the reimbursement of legal fees incurred. The outcome is yet uncertain and therefore a *gain contingency* has not been accrued in the financial statements.

SUPPLEMENTARY INFORMATION

CROWN CAPITAL SECURITIES, L.P.
SUPPLEMENTAL SCHEDULES
December 31, 2014

SCHEDULE I

Computation of net capital pursuant to Rule 15c3-1:

Total Partners' Capital, at December 31, 2014		$ 3,554,009
Liabilities subordinated to claims of general creditors		-
Total capital and allowable subordinated liabilities		3,554,009
Non-allowable assets:		
Commissions receivable	$ (271,127)	
Other receivables	(67,414)	
Prepaid insurance	(130,378)	
Deposits & Investments	(8,236)	
Less total non-allowable assets		(477,155)
Less other deductions:		
Fidelity bond deductible		(15,409)
Net capital pursuant to Rule 15c3-1, at December 31, 2014		$ 3,061,445

SCHEDULE II

Computation of reserve requirement pursuant to Rule 15c3-3:

The Partnership is exempt from any reserve computation requirements under the exemption provided for in Rule 15c3-3(k)(2)(ii).

SCHEDULE III

Information relating to the possession or control requirements under Rule 15c3-3:

The Partnership clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

The Partnership is exempt from possession or control requirements under the exemption provided for in Rule 15c3-3(k)(2)(ii).

SCHEDULE IV

Reconciliation of net capital computation to the reserve computation pursuant to Rule 17a5(d)(4):

The Partnership is exempt from any reserve requirements under Rule 15c3-3(k)(2)(ii). Accordingly, no computation or reconciliation is required.

CROWN CAPITAL SECURITIES, L.P.
SUPPLEMENTAL SCHEDULE V
December 31, 2014

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

	Partners' Capital	Non-Allowable Items	Net allowable Capital
Unaudited Fourth Quarter, Focus Report, 12/31/2014	$ 3,542,714	$ (437,462)	$ 3,105,252
Subsequent Adjustments:			
Increase/(Decrease) in Revenue:	590,634	-	590,634
Decrease/(Increase) in Expenses:	(579,339)	-	(579,339)
(Increase)/Decrease in Assets:			
Commissions Receivable - non-allowable	-	(59,795)	(59,795)
Decrease/(Increase) in Other Reductions:			
Fidelity Bond Provision	-	4,693	4,693
Net Capital, 12/31/14	$ 3,554,009	$ (492,564)	$ 3,061,445

C E R T I F I E D · P U B L I C · A C C O U N T A N T S

Bates
Coughtry
Reiss
LLP

Serving Growing
Companies Since 1967

David L. Bates
Wayne R. Coughtry
(1936 - 1997)
Stephen P. Janowicz*
Kenneth J. Liekhus*
Jeffrey P. Reiss

Brian D. Bates
Steve Bertolucci
Robyn R. Bjorklund
Kathy Evans
Lori Henderson
Debra L. Howe
Shawn B. LaBurn
Louis H. Lopez
Judith A. Pappe
(1946 - 2005)

*Professional Corporation

Report of Independent Registered Public Accounting Firm

To the Partners and Management
of Crown Capital Securities, L.P.

We have reviewed management's statements, included in the accompanying Management's Exemption Report – Pursuant to Paragraph (d)(4) of SEC Rule 17a-5, in which (1) Crown Capital Securities, L.P. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Crown Capital Securities, L.P. claimed an exemption from 17 C.F.R. §240.15c3-3:(k)(2)(ii) (the "exemption provisions") and (2) Crown Capital Securities, L.P. management stated that Crown Capital Securities, L.P. met the identified exemption provisions throughout the most recent fiscal year without exception. Crown Capital Securities', L.P. management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Crown Capital Securities, L.P. compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Bates Coughtry Reiss LLP

Brea, California
February 24, 2015

2601 Saturn Street, Suite 210 • Brea, California 92821-6702 • Telephones 714-871-2422 • 800-214-2727 • FAX 714-871-2676

CROWN CAPITAL
SECURITIES, L.P.

Management's Exemption Report – Pursuant to Paragraph (d)(4) of SEC Rule 17a-5

The Management of Crown Capital Securities, L.P. ("the Partnership") is responsible for compliance with the reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934, as amended and effective June 1, 2014 and thereafter, for certain broker-dealers' annual reporting.

This report is for the Partnership's most recent fiscal year ended December 31, 2014.

I, Darol K. Paulsen, to the best of my knowledge and belief make these assertions regarding the exemption provision as follows:

Identified Exemption Provision:

The Partnership claims exemption from the requirements of Rule 15c3-3 [17 CFR 240.15c3-3] of the Securities and Exchange Commission under paragraph (k)(2)(ii) [17 CFR 240.15c3-3(k)(2)(ii)]. Definition: *(k)(2)(ii) Exemption – Applies to broker-dealers who, as introducing broker-dealers, clear all customer transactions on a fully-disclosed basis with a clearing broker-dealer, and who promptly transmit all customer funds and securities to such clearing broker-dealer. In these arrangements, the clearing broker-dealer carries all of the customer accounts of the introducing broker-dealer and maintains and preserves such books and records related to customer accounts as required by SEC Rules 17a-3 and 17a-4.*

Statement Regarding Meeting Exemption Provision:

To the best of my knowledge and belief the Partnership is therefore exempt from rule 15c3-3 because it met the exemption requirement to Rule 15c3-3 [17 CFR 240.15c3-3] of the Securities and Exchange Commission, under paragraph (k)(2)(ii) [17 CFR 240.15c3-3(k)(2)(ii), throughout the Partnership's most recent fiscal year ended December 31, 2014, without exception.

Crown Capital Securities, L.P.

Darol K. Paulsen, Chief Executive Officer

February 24, 2015

725 Town & Country Road • Suite 530 • Orange • CA 92868 • 714·547·9481 • Fax 714·547·9735

Bates
Coughtry
Reiss
LLP

Serving Growing
Companies Since 1967

David L. Bates
Wayne R. Coughtry
(1936 - 1997)
Stephen P. Janowicz*
Kenneth J. Lickhus*
Jeffrey P. Reiss

Brian D. Bates
Steve Bertolucci
Robyn R. Bjorklund
Kathy Evans
Lori Henderson
Debra L. Howe
Shawn B. LaBurn
Louis H. Lopez
Judith A. Pappe
(1946 - 2005)

*Professional Corporation

Independent Accountants' Agreed-Upon Procedures Report on a Payments Schedule of Assessment (Form SIPC – 7)

To the Partners and Management
of Crown Capital Securities, L.P.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC), for the year ended December 31, 2014, which were agreed to by Crown Capital Securities, L.P. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Crown Capital Securities, L.P.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Crown Capital Securities, L.P.'s management is responsible for Crown Capital Securities, L.P.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7, which you prepared, with the respective cash disbursements records entries in the Partnership's "Cash in Bank" Check Register and referenced as check #8581 in the amount of $30,059 noting no differences;

2. Compared the revenue amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014 , as applicable with subsequent adjustments, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014 noting no differences.

3. Compared adjustments/deductions reported in Form SIPC-7 with supporting schedules and working papers consisting of the Profit and Loss Report for December 31, 2014 noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers by comparing amounts shown on the audited Profit and Loss Reports for the year ended December 31, 2014 and also noted the July 30, 2014 check #8243 payment of $31,166 made with Form SIPC–6 which supports the adjustment made on Line 2B of Form SIPC-7. We noted that management decided not to deduct certain other revenues on Form SIPC-7 resulting in an estimated overpayment of at least $269. Management considers the amount to be immaterial and will forfeit the overpayment by not carrying-over the amount; and

5. Compared the amount of any overpayment applied, which was $ -0-, to the current assessment with the Form SPIC-7 on which it was originally computed, noting no differences.

Continued

2601 Saturn Street, Suite 210 • Brea, California 92821-6702 • Telephones 714-871-2422 • 800-214-2727 • FAX 714-871-2676

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Brea, California
February 24, 2015

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

22*22*********3330**********************MIXED AADC 220
017264 FINRA DEC
CROWN CAPITAL SECURITIES LP
725 W TOWN AND COUNTRY RD STE 530
ORANGE CA 92868-4728

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 61225

B. Less payment made with SIPC-6 filed (exclude interest) (31166)

7-30-2014
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 30059

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 30059

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 30059

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Crown Capital Securities LP
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 20 day of Feb , 20 15 .

CEO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

See Independent Accountants' Report.

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2014 and ending 12/31/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 46009843
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	46009843
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	21520097
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ____ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $____	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $____	
Enter the greater of line (i) or (ii)	
Total deductions	21520097
2d. SIPC Net Operating Revenues	$ 24489746
2e. General Assessment @ .0025	$ 61225 (to page 1, line 2.A.)

See Independent Accountants' Report.